UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

U.S. Geothermal Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90338S102
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,630,160
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,630,160
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Drawdown Partnership III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,098,494
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,098,494
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,728,654
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,728,654
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,728,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,728,654
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,728,654
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,728,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,728,654
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,728,654
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,728,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,728,654
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,728,654
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,728,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90338S102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);

(ii)	JCP Drawdown Partnership III, LP, a Texas limited partnership (“JCP Drawdown III”);

(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP Drawdown III;

(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;

(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and JCP Drawdown III; and

(vi)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 1177 West Loop South, Suite 1650, Houston, Texas 77027.

(c)           The principal business of JCP Partnership is investing in securities. The principal business of JCP Drawdown III is investing in securities.  The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP Drawdown III.  The principal business of JCP Holdings is serving as the general partner of JCP Partners.  The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP Drawdown III.  The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 90338S102

(f)           Mr. Pappas is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and JCP Drawdown III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 5,630,160 Shares owned directly by JCP Partnership is approximately $3,281,456, including brokerage commissions. The aggregate purchase price of the 1,098,494 Shares owned directly by JCP Drawdown III is approximately $687,669, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 110,215,235 Shares outstanding as of March 6, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2016.

A.	JCP Partnership

(a)	As of the close of business on March 28, 2016, JCP Partnership beneficially owned 5,630,160 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 5,630,160
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,630,160
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Drawdown III

(a)	As of the close of business on March 28, 2016, JCP Drawdown III beneficially owned 1,098,494 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,098,494
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,098,494
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Drawdown III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 90338S102

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Drawdown III, may be deemed the beneficial owner of the (i) 5,630,160 Shares owned by JCP Partnership and (ii) 1,098,494 Shares owned by JCP Drawdown III.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 6,728,654
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,728,654
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 5,630,160 Shares owned by JCP Partnership and (ii) 1,098,494 Shares owned by JCP Drawdown III.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 6,728,654
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,728,654
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Drawdown III, may be deemed the beneficial owner of the (i) 5,630,160 Shares owned by JCP Partnership and (ii) 1,098,494 Shares owned by JCP Drawdown III.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 6,728,654
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,728,654
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Management has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 90338S102

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 5,630,160 Shares owned by JCP Partnership and (ii) 1,098,494 Shares owned by JCP Drawdown III.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 6,728,654
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,728,654
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown III since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 29, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated March 29, 2016.

CUSIP NO. 90338S102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2016

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Drawdown Partnership III, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

CUSIP NO. 90338S102

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

100,000	0.5300	2/12/2016
50,000	0.5499	2/17/2016
19,357	0.5500	2/19/2016
18,700	0.5500	2/22/2016
700	0.5500	2/23/2016
15,200	0.5500	2/24/2016
42,700	0.5453	2/25/2016

JCP DRAWDOWN PARTNERSHIP III, LP

48,106	0.5648	03/03/2016
95,000	0.5679	03/04/2016
100,000	0.5908	03/07/2016
40,000	0.6132	03/08/2016
50,000	0.6105	03/09/2016
100,000	0.6126	03/10/2016
89,281	0.6133	03/11/2016
40,000	0.6091	03/14/2016
61,300	0.6095	03/15/2016
48,569	0.6121	03/16/2016
171,500	0.6138	03/17/2016
3,540	0.6100	03/18/2016
23,447	0.6179	03/21/2016
34,366	0.6376	03/23/2016
65,000	0.6589	03/24/2016
128,385	0.6595	03/28/2016